SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SMEDVIG ASA
(Name of Issuer)
SEADRILL LIMITED
(Name of Person(s) Filing Statement)
Class A Ordinary Shares, nominal value NOK 10.00 per share
Class A American Depositary Shares,
each representing One Class A Ordinary Share evidenced by American Depositary Receipts
Class B Ordinary Shares, nominal value NOK 10.00 per share
Class B American Depositary Shares,
each representing One Class B Ordinary Share evidenced by American Depositary Receipts
(Title of Class of Securities)
4564665
83169H105
4587189
83169H204
(CUSIP Number of Class of Securities)
Kate Blankenship
SeaDrill Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08, Bermuda
+1 441 295 69 35
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
Copy to:
Anthony J. Renzi, Jr., Esq.
Akin Gump Strauss Hauer & Feld LLP
Robert S. Strauss Building
1333 New Hampshire Avenue, N.W.
Washington, DC 20036
(202) 887-4000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**

$92,069,587.57	$9,851.45

*	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation in Norwegian kroner (“NOK”) is calculated by calculating the sum of (x) the product determined by multiplying NOK 205, the offer price per share of Class A Ordinary Share and Class A American Depositary Share, by the sum of (i) 2,465,200, the number of Class A Ordinary Shares held by stockholders located in the United States, and (ii) 137,422, the number of Class A Ordinary Shares represented by American Depositary Shares and (y) the product determined by multiplying NOK 165, the offer price per share of Class B Ordinary Share and Class B American Depositary Share, by the sum of (i) 350,763, the number of Class B Ordinary Shares held by stockholders located in the United States, and (ii) 193,152, the number of Class B Ordinary Shares represented by American Depositary Shares. The exchange rate used to convert the Transaction Valuation in NOK to U.S. dollars for purposes of calculating this filing fee is U.S. $1.00 = NOK 6.7697, the Federal Reserve noon buying rate on February 17, 2006.

**	Calculated pursuant to Fee Rate Advisory #5 for fiscal year 2006 as $107.00 per million of Transaction Value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A        Filing Party: N/A
Form or Registration No.: N/A        Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

    This Tender Offer Statement on Schedule TO relates to the offer by SeaDrill Limited, a Bermuda limited company (the “Purchaser”), for any and all outstanding shares Class A Ordinary Shares, 10.00 Norwegian kroner (“NOK”) nominal value per share (the “Class A Shares”), Class A American Depositary Shares, each representing One Class A Ordinary Share (the “Class A ADSs”), Class B Ordinary Shares, nominal value NOK 10.00 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), and Class B American Depositary Shares, each representing One Class B Ordinary Share (the “Class B ADSs” and, together with the Class A ADSs, the “ADSs”), of Smedvig ASA, a public limited company organized under the laws of Norway (the “Company”), at a price of NOK 205 per Class A Share and per Class A ADS, net to the seller in cash, without interest, and NOK 165 per Class B Share and per Class B ADS, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letters of Transmittal, which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer.” The Offer is being made only to all holders of ADS and all holders of Shares who are residents of the United States. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letters of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B)(i), (a)(1)(B)(ii), (a)(1)(B)(iii) and (a)(1)(B)(iv).
      The Information in the Offer to Purchase and the related Letters of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B)(i), (a)(1)(B)(ii), (a)(1)(B)(iii) and (a)(1)(B)(iv), is incorporated in this Schedule TO by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated March 6, 2006.
(a)(1)(B)(i)	Letter of Transmittal to Tender Class A Ordinary Shares.
(a)(1)(B)(ii)	Letter of Transmittal to Tender Class B Ordinary Shares.
(a)(1)(B)(iii)	Letter of Transmittal to Tender Class A American Depositary Shares (“Class A ADSs”).
(a)(1)(B)(iv)	Letter of Transmittal to Tender Class A American Depositary Shares (“Class A ADSs”).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Notice of Guaranteed Delivery for Tender of Shares or American Depositary Shares (“ADSs”).
(a)(1)(F)	Form of Press Release issued by the Purchaser on March 6, 2006.
(a)(1)(G)	Form of Summary Advertisement.
(a)(2)-(5)	Not applicable.
(b)(1)	USD 1,200,000,000 Bridge Loan Facility dated 23 January 2006 between SeaDrill Limited, as borrower, Nordea Bank Norge ASA and DnB NOR Bank ASA, as mandated lead arrangers, the participating lenders listed therein, Nordea Bank Norge ASA, as book runner, and Nordea Bank Norge ASA, as agent (filed as Exhibit 1 to the Purchaser’s Statement on Schedule 13D dated February 6, 2006).
(b)(2)	Form of Guarantee (“Selvskyldnergaranti”) by Nordea Bank Norge ASA and DnB NOR Bank ASA.
(c)	Not applicable.
(d)	None.
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	None.

Item 13.	Information Required by Schedule 13E-3.
      Not applicable.
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 6, 2006

SEADRILL LIMITED

By: /s/ Tor Olav Trøim

Name: Tor Olav Trøim

Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated March 6, 2006.
(a)(1)(B)(i)	Letter of Transmittal to Tender Class A Ordinary Shares.
(a)(1)(B)(ii)	Letter of Transmittal to Tender Class B Ordinary Shares.
a)(1)(B)(iii)	Letter of Transmittal to Tender Class A American Depositary Shares (“Class A ADSs”).
(a)(1)(B)(iv)	Letter of Transmittal to Tender Class B American Depositary Shares (“Class B ADSs”).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Notice of Guaranteed Delivery for Tender of Shares or American Depositary Shares (“ADSs”).
(a)(1)(F)	Form of Press Release issued by the Purchaser on March 6, 2006.
(a)(1)(G)	Form of Summary Advertisement.
(b)(1)	USD 1,200,000,000 Bridge Loan Facility dated 23 January 2006 between SeaDrill Limited, as borrower, Nordea Bank Norge ASA and DnB NOR Bank ASA, as mandated lead arrangers, the participating lenders listed therein, Nordea Bank Norge ASA, as book runner, and Nordea Bank Norge ASA, as agent (filed as Exhibit 1 to the reporting person’s Statement on Schedule 13D dated February 6, 2006).
(b)(2)	Form of Guarantee (“Selvskyldnergaranti”) by Nordea Bank Norge ASA and DnB NOR Bank ASA.